MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 476 2717

ISSUER FACSIMILE NUMBER:	(644) 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(644) 476-2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE PERIOD ENDED:	September 30, 2005

DATE OF REPORT:	November 14, 2005

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	November 14 2005
DIRECTOR	FULL NAME	DATE SIGNED

“David Bennett”	David Bennett	November 14 2005
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

Currency

Unless otherwise noted, dollar amounts refer to US dollars throughout this filing

Date

The date of this filing is November 14, 2005, for the quarter ended September 30, 2005. Please refer to the Company’s initial Form 51-102F1, filed on May 27, 2004, for further information, which is updated below.

Overall Performance

The Company is engaged in oil and gas exploration in New Zealand and Papua New Guinea. This activity comprises:

  geological and geophysical studies, both desk top and field based, with the objective of defining targets which can be risk-justified for drilling drilling and evaluation of exploration wells
  development of and production from any commercially viable discoveries.

The permits and licenses held by the Company are typically large and lightly drilled by North American standards. It is in the normal nature of the business that a portfolio of projects is pursued at any time, and that individual projects may never justify drilling. It is also the nature of the business that a large proportion of such exploration wells that are drilled will be unsuccessful. When licenses or permits are relinquished capital expenditures that have incurred in respect to that license or permit are written off. In addition, unsuccessful exploration wells within individual licenses or permits are fully written off at the time they are plugged and abandoned. The write off is made irrespective of whether the license or permit in which they are situated continues to be explored by the Company and does not take into account that unsuccessful wells are likely to have significant information value which enhances the understanding of the geology and hydrocarbon prospectivity of the license or permit area.

The Company typically acts as a member of a joint venture group of participants; where the joint venture holds an exploration permit or license through a phased work program agreement, entered into with the appropriate regulatory body. In each of New Zealand and Papua New Guinea, the regulatory body is a state agency charged with administering the exploration for hydrocarbons within its jurisdiction, on behalf of the state as the owners of the resource. The phased work program consists of a series of work steps, typically on an annual interval, in which the subsequent step is often contingent on the success of the previous step. For example, the commitment to drill a well in the up-coming permit year may be contingent on the success in defining a drilling target by seismic exploration in the previous year. The permit holders will often (but not always) have the right at the end of a work year, to continue into the next permit year, or else to freely relinquish their permit rights. In this manner, the work program forms the basis of an agreement between the joint venture.

The Company held cash and short-term deposits amounting to $15.8 million as at September 30, 2005. Cash held by the Company increased in the quarter by $6.9 million. This was a consequence of a private placement of common shares which were subscribed for and allocated at quarter end but not issued pending the approval of the private placement by regulatory authorities. A further $2.0 million was received following quarter end in respect to this private placement. The Company is capable of meeting all its obligatory commitments as at the date of this report.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

As a result of a reassessment of Canadian GAAP, the Company has ascertained that test production proceeds are able to be recorded as ‘revenue’ and this change has been made within the Quarter (previous interim accounts have recorded the test production proceeds as a reduction in permit carrying value). Consequently, revenue was recorded for the quarter of $495,000 and a total of $1.23 million for the year to date. Production operating costs and depletion charges associated with the test production have been recorded as expenses within the Statements of Operations. There is no effect to reported net income or earnings per share for prior years.

The Company has incurred a loss for the quarter ended September 30, 2005 of $0.2 million and a loss for the year to date of $1.5 million.

On October 13 the Company completed a private placement of 4 million units. Each Unit was priced at US$2.50 and consisted of one common share and one-half of one share purchase warrant. Two half-warrants (one whole warrant) plus US$3.50 are needed to purchase an additional common share for one year from completion date. The share purchase warrants are subject to a 30 day accelerated expiry, at the Company's option, if Austral shares trade over US$4.50 on AMEX for 10 consecutive trading days during the last eight months of the 12 month term of the warrants. This private placement puts the Company in a sound position to pursue its objectives.

Cheal Field

Test production continued from Cheal-A3X through to late August. In the total three months of test production approximately 31,000 barrels of oil were produced at an average of approximately 320 barrels per day. Test production resumed on Cheal-A4 in preparation for commissioning of the gas-engine generation unit. By early November approximately 46,000 barrels of oil had been produced from Cheal-A4, with an associated 36 million cubic feet of gas and 10,000 barrels of water, with oil rates averaging 350+ barrels per day. Negligible water has been produced from Cheal-A3X.

Current production testing rates are limited to approximately 50% of achievable rates as a result of the restricted availability of third party production to blend with the Cheal oil. Blending is required to enable Cheal oil to flow down the pipeline as the oil has a high pour point in the range 37-39o. Future reconfiguration of onsite equipment is intended to remove this constraint by reducing oil pour point through mixing with condensate and a pour point depressant. It will then be possible to produce all wells simultaneously and to truck all oil produced directly to the export oil tank farm. Initial front end engineering and design for permanent production facilities has been completed and is currently being reviewed.

A gas engine powered electricity generation system arrived on site at the end of September, has been commissioned, and is exporting electricity into the local electricity grid. In due course, this unit will also supply onsite electricity requirements. An interconnection agreement to the local electricity network will allow any surplus electricity to be sold.

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 36.5% beneficial interest in the Shallow Rights of the PEP 38738 permit, which incorporates all the mapped extent of the Cheal field. A Sproule International Ltd report dated April 30, 2005, estimates Proven Developed plus Undeveloped Reserves in Cheal at 1.477 million barrels, and Probable Reserves at 1.425 million barrels

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

Following completion of production testing it is planned that the Cheal-A site will be upgraded to permanent production status and Cheal-A4 /Cheal-A3X wells will be placed in long term production, supplemented by Cheal-1. Cheal-2 is designated for future use as a water disposal and water injector well. Two more wells, Cheal-A5 and Cheal-A6, are planned to be drilled from this site during 2006. It is expected that the Cheal-B site will be prepared at a location some 1,000m (~3,500 feet) north of the Cheal-A site. Cheal-B site is intended as a location from which to drill wells to develop the northern area of the Field. A 3D seismic survey is planned for early 2006, covering the extent of both Cheal and Cardiff structures.

Cardiff Project

The Cardiff-2A deep gas well is within the same PEP 38738 permit as the Cheal Field. Cardiff-2A was drilled (with one sidetrack) to a depth of 4,931m (16,178 feet), and successfully logged and cased in March 2005. The joint venture agreed to production-test the three main reservoir intervals within the Kapuni Formation. The three primary test zones are all established producer sandstone in offsetting wells and fields.

All test zones were successfully hydraulically fractured over May/June 2005. However, during the latter part of the lowest test zone operation, fracturing sand backed up inside the production tubing for approximately 300 metres (1,000 feet). Severe delays in equipment availability prevented the removal of the sand until early October. Flow testing commenced in October but, despite an initial clean-out of sands from the lower test zone, the zone blocked again with a viscous oily residue mixed with further ‘frac’ sand. Initial average test flows of gas (one million cubic feet plus per day) is interpreted to be dominantly from the uppermost test zone. The well was re-entered with coiled tubing in early November to clear the obstruction above the lowermost test zone. Subsequent flow is still under analysis. Associated condensate is produced at rates of around 30 barrels per day per million cubic feet of gas. In mid November, initial test operations were completed, and the well was suspended. Future operations are planned to isolate the topmost zone ( McKee Sands) from the underlying test zones. This will enable the separate production testing of the McKee Sands to confirm their commercial viability. Subsequent operations will include re-completion of the well with smaller diameter production tubing; and the acquisition of 3D seismic data over the likely extent of the field.

No reserves have yet been assigned to this property. A Sproule International Ltd report dated April 30, 2005, estimates probabilistic ‘resource in place in reservoir’ associated with the Cardiff structure within PEP 38738 as having 50% ( 10%) probabilities of exceeding 215 (341) BCF gas plus 12.8 (21.5) million barrels of condensate. These estimates are not reserves, which by definition are those quantities deemed economically recoverable to surface, which have yet to be determined. The resource estimates are made at equivalent surface temperature and pressure.

Given reasonable commercial success in any or all of these zones, a 3D seismic survey is planned to be acquired in 2006 covering the mapped extent of both the Cardiff and Cheal fields. This will be used to select further drilling targets on both fields. The Cardiff-2 site is designed to allow a further two wells to be deviated to suitable targets from the location; and it may form the nucleus of field processing facilities and a pipeline link to regional gas

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

distribution infrastructure. High capacity gas pipelines lie within 8 km (5 miles) of the site. The Company holds a 25.1% share of the Deep Rights in PEP 38738, which includes the mapped extent of the Cardiff field.

An application was made by the PEP 38738 participants in February 2005, for long term production rights covering the mapped extent of the Cardiff and Cheal fields. This application is being held under consideration by the regulatory agency, pending determination of flow potential of Cardiff-2A. Separate production permits may now be granted for the Cheal oil field and the Cardiff gas field.

Exploration Projects

The Company continues with its exploration activities within other permits.

The Company participated in one unsuccessful exploration well, Kakariki-1, in onshore Taranaki, New Zealand during early 2005. The cost of the well has been written off. The corresponding permit PEP 38748 will continue to be explored.

The Company relinquished its permit PEP38480 and wrote off $178 thousand following extensive technical work in attempting to identify a viable prospect.

Supplejack-1 (PEP 38741), an exploration well, spudded late July 2005 and was drilled to a target depth of 2,570m (8,400 feet). Flow testing of a 3m (10 feet) sandstone unit near 1950m (6,400 feet) drilled depth, produced gas with associated condensate at modest rates of several hundred thousand cubic feet per day. Remapping of the 3D seismic data covering the area indicates that the well may have intersected the edge of a trap with possible extent of one sq km (~250 acres) within which the seismic response indicates the reservoir sandstones might thicken, to contain a viable oil or gas accumulation. The drilling of a second well from this site, Supplejack South-1, to intersect the target reservoir at an optimal location, has been agreed by the joint venture parties. Testing of the shallower gas pay at 1300m (4,300 feet) is subject to review of development options for the gas. A gas collector pipeline with available capacity lies 2.5 km (1.5 miles) east of the wellsite. Onsite electricity generation is another option under review.

Oru-1 (PEP 38716) spudded late October and reached 1700m (5,600 feet) TD in mid November. Following evaluation of electric logs the well was plugged and abandoned in mid-November.

Seismic programmes to identify further drilling targets were completed during Second – Third Quarter 2005 for PEP 38492, onshore-offshore Taranaki Basin, and for PEP 38256 in the onshore Canterbury Basin.

A commitment has been made by the PEP 38746 joint venture (in which the Company is a 66.7% party) to drill a well on the Heaphy Prospect. This is of similar type to Supplejack, and is scheduled for early 2006.

An exploration drilling operation in Papua New Guinea (PPL235) was announced in February 2005. An unlisted British public company, Rift Oil plc, has committed to fund the first $6M of expenditure on the Douglas-1 well, which will test a large, seismically defined structure in the foreland area of the proven productive Papuan Basin. Planning is underway for this well, which is scheduled for early 2006. The joint venture has acquired a heli-portable drilling rig which will be commissioned in the United States and mobilised to Papua New Guinea. One of the Company’s officers resigned on 29 January 2005 to join Rift as its CEO, although continues to consult for the Company.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

Forward expenditures for the year 2005 are likely to be dominated by Cheal and Cardiff appraisal activities and the drilling of Douglas-1. Cheal and Cardiff projected expenditure is dependent on the outcome of current operations. The pace and scale of expenditure will be linked to the degree of ongoing success in establishing sustainable and economically viable flow rates and reserves.

The Company and its joint venture partners have no current plans to drill a Kahili-2 well. On the basis of its present equity of 45%, the expected cost to the Company if it was to drill and complete a Kahili-2 well would be $2.5 million.

Funding

A resolution was approved at the Company’s Annual General Meeting held in June 2005 to allow the Board of Directors to make a placement of up to 7 million stock units within regulatory guidelines at their discretion. No firm plans are in place currently to make any further placement beyond the placement of 4 million units that are described herein.

The Company considers it can meet all obligatory work requirements out of existing funds; although it may elect to farm-out portions of certain commitments as part of its ongoing exploration portfolio management.

Cheal oil is presently sold under a short term contract at a discount to Tapis (an Indonesian light sweet marker crude approximately equivalent in value to WTI). Revenue of $1.2 million from test production has been received for the year to date with a total of $1.4 million since Cheal test production commenced in 2004. Following the scheduled Cheal-A site development, improvements in net sales revenue per barrel are anticipated. There will also be minor gas revenues from the generation and sale of electricity that is surplus to on-site requirements. Cardiff test condensate is being sold, but substantial revenue from Cardiff awaits a declaration of commerciality and the linking of Cardiff-2 to the existing pipeline system.

The Company faces a variety of business risks. The principal ones relate to exploration failure, oil price, exchange rates and the cost and availability of services. Present high oil prices benefit the Cheal revenues. The Company’s exploration costs are made principally in both NZ dollars and US dollars. The NZ dollar has appreciated markedly against the US dollar over the last two years, but appears to have peaked and may now be set to revert to a lower relative value. The contrarian effects of exchange rate fluctuations on cost of services and on revenues in NZ dollars or as converted to US dollars, provide natural offsets. Exchange rate movements cannot be predicted. The Company splits its cash reserves between these two currencies so as to provide natural hedges against the effect of fluctuations on cost of operations. Due to the recent high level of oil exploration activity worldwide and in the Company’s principal areas of business, exploration services have increased significantly in cost and are in greater demand than previously.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

Selected Annual Information

The following table sets forth selected financial information of the Company for the periods indicated:

	Year Ended December 31
	2004	2003	2002
	US$	US$	US$
	(audited)	(audited)	(audited)

Oil and gas revenue	212,458	172,715	1,845,925
Gain on sale of petroleum and	-	3,896,306	53,457
natural gas interests

Net earnings	(5,718,533)	47,616	(2,826,770)
Per share (basic)	(0.42)	0.01	(0.41)
Per share (diluted)	(0.42)	0.01	(0.41)

Total assets	17,883,148	12,125,667	9,761,945

Oil and gas properties expenditures	2,395,754	2,147,426	2,313,445

Total liabilities	1,882,960	2,556,371	383,577

Shareholders' equity	16,000,188	9,569,296	9,378,368

Results of Operations

Update for the Quarter Ended September 30, 2005

The Company’s share of test oil production from Cheal-A3X and Cheal-A4 has generated revenue of $494,864 for the quarter ended September 30, 2005. Production, royalty and depletion costs for the quarter were $173,389 resulting in net production income of $321,475. The only other significant revenue was joint venture recoveries and interest which totaled $309,910 for the quarter.

General and administrative expenses were $581,371 for the quarter ended September 30, 2005. This was an increase of $121,386 when compared to the quarter ended September 30, 2004. The increase of $121,386 was primarily attributable to:

  increased expenses arising from the finalisation of the Form-20F document and increased projected 2005 audit fees arising from additional work required in respect to regulatory filings increased wages and benefits as a result of changed resourcing levels required to implement the Company strategy increased stock compensation expense as a result of current year option grants increased consulting fees from independent consultants offset by reduced corporate relations costs.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

For the quarter ended September 30, 2005, the Company incurred a net loss of $216,479 compared to a net loss of $65,063 for the quarter ended September 30, 2004. The increased loss of $151,416 was primarily attributable to:

-

write-offs of Oil and Gas Properties increasing from $162,467 in the September 2004 quarter to $223,370 in the September 2005 quarter – an increase of $60,903. The write-off in the current quarter was primarily attributable to PEP38480 for which $177,629 was written off. Write-offs of Oil and Gas Properties can be irregular and are dependent upon, amongst other things, timing and outcome of seismic and drilling programs and the impact these outcomes have upon the decisions of the joint venture to undertake future license activity or relinquish the license.

-	increase in general and administrative expenses of $121,386 as discussed above

-

foreign exchange movements reversed from a gain in the September 2004 quarter of $144,059 to a loss in the current quarter of $28,692 – a difference of $172,751. This was as a result of the changing US:NZ exchange rate and, as the Company does not actively hedge foreign currency exposure, is unpredictable.

-	an increase in net production revenue of $192,682 arising from test production offsetting the increase expenses covered above.

Summary of Quarterly results

	Three month period ended Sept 30 2005	Three month period ended June 30 2005	Three month period ended March 31 2005	Three month period ended Dec 31 2004	Three month period ended Sept 30 2004	Three month period ended June 30 2004	Three month period ended March 31 2004	Three month period ended Dec 31 2003
Net production income	321,475	162,233	98,415	(41,784)	128,793	42,866	-	11,613
Net (loss)/income for the period	(216,479)	(857,559)	(406,899)	(4,973,267)	(65,063)	(416,186)	(264,017)	(958,538)
Basic (loss)/earnings per share	(0.01)	(0.05)	(0.02)	(0.37)	(0.00)	(0.03)	(0.02)	(0.12)
Diluted (loss)/earnings per share	(0.01)	(0.05)	(0.02)	(0.37)	(0.00)	(0.03)	(0.02)	(0.12)

The figures included in the table above for March and June 2005 quarters reflect the amended results arising from the change in the treatment of net test production income as described earlier.

Due to net losses incurred during 2004 and 2005, and the average stock price for 2003 being below the strike price, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive in those years.

The Company has not had any discontinued operations and extraordinary items in the past 2 years.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

Liquidity and Capital resources

The Company participates in oil and gas exploration and development joint venture operations with third and related parties and is contractually committed under agreements to complete certain exploration programs.

The Company had total cash and short-term deposits of $15.8 million at September, 2005. $593 thousand of this was the Company’s share of cash held within joint venture bank accounts. Working capital as at September 30, 2005 was $8.7 million. The working capital position was improved following quarter end with the receipt of regulatory approvals for the issue of 4 million common shares at $2.50. Following the issue of these shares the current liability of $10 million recorded in the interim financials no longer existed thereby improving the working capital position.

Net operating activities provided $274 thousand during the quarter ended September 30, 2005. The Company invested $948 thousand in its oil and gas property activities and acquisition of property and equipment in the quarter ended September 30, 2005. The exercise of options raised $12,500 in the quarter ended June 30, 2005 and the receipts received, but held in trust until the issue of the common shares, in respect to the private placement provided a further $7.6 million. The net effect of these transactions was an increase in cash of $6.9 million for the quarter ended September 30, 2005.

The Company’s management estimates that the total obligations under various work programs are approximately $4.8 million as at September 30, 2005. In addition to this is a further obligation in respect to the outstanding balance of the prepaid gas agreement with NGC totaling $1.3 million. This prepaid gas obligation will either be repaid by gas deliveries or, in 2013, by cash or issue of equity in one of the Company’s subsidiaries. Further information can be found in Note 13 of the Company’s 2004 annual Financial Statements and Note 9 of the September 2005 interim financial statements.

The Company’s obligations are summarized in the following table. The obligations include a 52.9% share in Oru-1, a 66.67% interest in the Heaphy well, a 27.5% interest in the Supplejack South-1 well and a 30% interest in the Ratanui-1 well. These are all shallow wells of similar total (ie 100%) cost of $1.2 -1.5 million. The 35% share in Douglas-1 costs in excess of $6 million, are estimated to amount to $1.4 million on a dry hole basis or $3.4 million on a tested and completed basis. At the date of this report, a number of projects have been identified by the Company and its joint venture partners as being contingent on events yet to be finalized. The more likely of these are planned 3D seismic survey over Cheal and Cardiff fields, Cheal-5 & Cheal-6 wells, Cheal and Cardiff pipelines, and the Pukengahu-1 well in PEP 38716

	Obligations by Period
	Total	To 31/12/05	To 31/12/06	To 31/12/07	After 5 years
Long Term Debt	0	0	0	0	0
Capital Lease Obligations	0	0	0	0	0
Operating Leases	8,992	2,248	6,744	0	0
Purchase Obligations	0	0	0	0	0
Other Long Term Obligations	6,092,801	(1) 2,936,708	1,882,291	0	(2) 1,273,802
Total Contractual Obligations	6,101,792	2,938,955	1,889,035	0	1,273,802

(1) Other Long Term Obligations that the Company has are in respect to the Company’s share of joint venture approved permit work programs.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

(2) Other Long Term Obligations classified as ‘After 5 years’ is in respect to Prepaid gas revenue. The contractual agreement underlying the Prepaid gas revenue expires in 2013 but the obligations could arise earlier than this depending upon gas discoveries and commercial arrangements entered in respect to them. (refer to Note 13 of the Company’s 2004 annual Financial Statements for further detail)

Off-Balance Sheet Arrangements

The Company has periodically reduced its exposure in oil and gas properties in relation to its permit obligations by farming out to other participants.

Related Party Transactions

During the nine months to September 30, 2005, the Company incurred $177,635 (nine months to September 30, 2004 - $164,052) in remuneration to the Chief Executive Officer of the Company and $29,949 (nine months to September 30, 2004 – $27,612) in rent to a trust in which the Chief Executive Officer of the Company is a trustee. During the nine months to September 30, 2005, $82,086 (nine months to September 30, 2004 – $84,415) was paid to the spouse of the Chief Executive Officer in her role as consultant to the Company (2004: Commercial Manager).

Directors received a total remuneration of $43,634 during the nine months to September 30, 2005 (nine months to September 30, 2004 - $43,553).

During the nine months to September 30, 2005, the Company paid a law firm in which a former Director is a partner, $35,959 (nine months to September 30, 2004 – $75,511) for legal services.

The Company also paid a company that employs a Director $13,500 during the nine months to September 30, 2005 (nine months to September 30, 2004 – $13,500) for financial services.

The above-noted transactions were in the normal course of operations.

Proposed Transactions

Discussions which may in due course lead to project funding arrangements or farm-outs are underway regarding the Company’s assets in New Zealand and Papua New Guinea. These discussions are in line with standard ongoing business practice; and as at the date of this report none have been finalized.

Critical Accounting Estimates

The Company’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the period reported. Specifically, estimates were utilized in calculating depletion, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the period ended June 30, 2005.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

a) Prepaid Gas Revenue
The Company entered into a Gas Prepayment and Option Agreement with NGC New Zealand Limited (NGC) from the Kahili gas-condensate field. As at December 31st 2004 all costs associated with the Kahili property were written off, while the prepaid liability remains recorded at $1,273,802. The Company has until 2013 to discharge its obligation under the agreement, either through gas sales, by cash or issue of equity in one of the company’s subsidiaries.

b) Incentive Stock Options
The Company adopted a Share Option Plan on June 25, 2004, as noted in the Company’s annual financial statements (Note 9(b)), which sets or restricts the terms of any options to be granted by the Company in the future.

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s interim financial statements for the quarter ended September 30, 2005 (see Note 8(b)). In the quarter ended September 30 a grant of 100,000 stock options was made at an exercise price of $2.75 within the terms of an employment contract.

In the quarter ended September 30, 2005 10,000 stock options were exercised at an exercise price of $1.25 for total proceeds of $12,500.

Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2005

Outstanding Share Data (as at September 30, 2005):

Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares (1)	18,666,453
Incentive Stock Options (2)	768,334 (vested)	Various (March 26, 2006 to June 25, 2009) (fully/partially vested)	Exercisable for 1 common share each at $1.00 to $1.25 (vested)
Total common shares issuable upon exercise or conversion	768,334

(1) On October 13, 2005 a further four million common shares were issued as a result of completing a private placement.

(2) In July 2005 the Company extended the expiry date relating to 600,000 options for two years until July 2007. The options were also re-priced upwards from $1.00 to $1.10 and $1.20 each year over the two year extension period.

"Dr. David Bennett"
Chief Executive Officer

This quarterly and annual report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.